Solar for America's Heartland I

Regulation Crowdfunding Form C

Offering Statement

Enterprise Energy LLC - Working-Capital Note

Target Offering Amount: $400,000

Maximum Offering Amount: $500,000

Interest Rate per Year: 9.50%

Maturity Date: 36 months from the Issuance Date

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures	2
Updates	3
About this Form C	4
Attestations	6
Business	8
The Offering	9
Directors, Officers, and Employees	11
Terms of the Offering	15
Financial Condition	20
Regulatory Information	24
Risk Factors	26
Exhibit A – Subordination Agreement	29
Exhibit B – Promissory Note	30
Exhibit C – Term Sheet	31
Appendix 1. Important Information About the Crowdfunding Process	32
Appendix 2 – Loan Repayment Schedule	35
Appendix 3 – Financial Statements	36
Appendix 4 – Material Information	37

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In addition, payments to investors may be delayed or restricted due to the Issuer's obligations to a Senior Lender. Investors should review the Subordination Agreement, which governs these limitations.

In making an investment decision, Investors must rely on their examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any Offering Materials.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C and the Offering Materials, the words *estimate, project, believe, anticipate, intend, expect,* and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements. Statements about repayment timing and loan performance assume no restrictions under the Subordination Agreement. Actual results may differ if payments are deferred or prohibited under that agreement. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors should also note that funds disbursed in error in violation of Regulation Crowdfunding, including where investor cancellations are not properly honored, are subject to a mandatory Clawback. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer is obligated to return those funds in full to an escrow or administrative account designated by Climatize Earth Securities LLC. This Clawback obligation survives repayment of the Note and is not subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including status, funding progress, and material changes, if any, will be posted on the Offering Page on the Climatize Platform at https://climatize.earth (the "Offering Page"). These updates will be provided in accordance with applicable Regulation Crowdfunding requirements, including notice and reconfirmation obligations in the event of a material change.

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about Enterprise Energy LLC (the "Issuer") is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform (https://climatize.earth/). Material documents such as the Subordination Agreement attached as Exhibit A, the Promissory Note attached Exhibit B, and the Term Sheet attached Exhibit C are attached as exhibits and may be updated from time to time and which are expressly incorporated by reference into this Form C.

In addition to its role as intermediary, Climatize also serves as Administrative Agent on behalf of Investors pursuant to the Offering Materials including all material documents.

Investors should rely only on the information contained in this Form C when considering an investment. The Issuer has not authorized anyone to provide additional or different information beyond what is included in this Form C. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of the Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements regarding the content of any agreements or documents included herein are summaries only, and as such, may be selective and incomplete. These statements are qualified in their entirety by reference to the actual agreements or documents which materially affects Investor rights.

By subscribing to this Offering, investors agree to be bound by the terms of the Subordination Agreement, including limitations on their ability to receive payments or pursue remedies in certain circumstances.

The Issuer will provide the opportunity to ask questions of and receive answers from the Issuer's management concerning terms and conditions of the Offering, the Issuer, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Capitalized terms in this document shall have the meaning set forth in Regulation Crowdfunding, 17 C.F.R. Section 227.100 et seq., in common financial usage or as defined in Appendix 5.

Attestations

Requirements for Filing Form C

The Issuer, with its principal place of business at 2925 Dean Parkway, Executive Ste 300, Minneapolis, MN 55416, and its website address of https://enterpriseenergy.com/, has certified that all following statements are TRUE, in all material respects, for the Issuer in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the Issuer was required to file such reports).

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer acknowledges that Climatize serves as both the registered intermediary and the Administrative Agent for Investors in the Offering.

This attestation is made with the understanding that it may be relied upon by Climatize for legal and official purposes. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

This Agreement shall be construed and interpreted by the laws of the State of Delaware.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Date: __2025-12-10__

Eric Pasi

Eric Pasi
CEO
Enterprise Energy LLC

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in the Issuer, Enterprise Energy LLC.

About Enterprise Energy LLC

The Issuer is a nationwide developer of community solar power plants (shared solar). It takes a hands-on, personal approach to solar development, prioritizing a positive experience for landowners and strong communication with development partners and host communities.

The Issuer is committed to building long-standing business relationships grounded in trust and proven competency. With over a decade of industry experience, the team brings deep expertise in navigating land use regulations and other permitting frameworks. Each project receives careful oversight and attention to detail, resulting in a high likelihood of success. It is known for being the team that gets solar projects done.

In addition to developing and financing community solar projects, the Issuer is collaborating with Climatize to raise pre-development capital from Investors via Regulation Crowdfunding. These Offerings may involve subordinated debt instruments in which Investor repayment rights are governed by a Subordination Agreement that restricts payments and enforcement under certain circumstances.

About Solar for America's Heartland I

The Offering is designed to raise working capital to enable the ongoing development of community solar projects in Illinois. These funds will support critical activities that will enable the Issuer to advance projects toward construction-readiness. This capital is offered through subordinated debt instruments administered by Climatize (the "Note"), which also serves as Administrative Agent on behalf of all Investors.

An example of the projects[1] supported by the Offering are listed in the table below.

Project Name	Location	County	Est Pre-Dev Costs	Offtake
Zepelak (USA Energy Independence 1 LLC)	9318 Corneils Rd Yorkville, IL 60560	Kendall	$100,000 - $150,000	IL Com & Resi Subscribers[2]
Perivoliotis (Samuel's Solar 2 LLC)	14750 S. Archer Ave. Lockport, IL 60441	Will	$100,000 - $150,000	IL Com & Resi Subscribers

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[1] The portfolio listing provides examples of the types of projects that may benefit indirectly from the Issuer's working-capital resources, including proceeds from this Offering.

[2] "IL Com & Resi Subscribers" referes to anticipated Illinois based commercial and residential solar subscribers under the stats's community solar program.

The Offering

Purpose of the Offering

The Offering, titled "Solar for America's Heartland I," will provide Issuer-level working capital to support Enterprise Energy's community-solar and distributed-generation pipeline, including (but not limited to) sponsor-equity contributions, interconnection and development deposits, milestone payments to vendors, and capitalization of a Payment Reserve Account. Proceeds are not limited to any single project and are not secured by project-level collateral.

The Note is issued as a subordinated working-capital obligation of Enterprise Energy LLC and is subject to a Subordination Agreement that may limit or delay repayments during a Senior Lender default or enforcement scenario.

Nothing in this Offering or the Note shall be construed as a guarantee that any specific project will be completed, achieve commercial operation, or generate revenue. The Issuer shall not be liable for failure to complete any specific project, provided that proceeds have been used in accordance with the Offering Materials.

Use of Proceeds

The Issuer is seeking to raise $400,000.(the "Target Offering Amount") to $500,000 (the "Maximum Offering Amount") through the issuance of subordinated working-capital promissory notes.

	Target Offering Amount	Maximum Offering Amount
Net Proceeds	$374,000	$467,500
Origination Fee (5%)	$20,000	$25,000
Servicing Fee (0.5% annually)[3]	$6,000	$7,500
Total Offering Proceeds	**$400,000**	**$500,000**

Use of Net Proceeds: Projects

The proceeds of this Offering will be used for Issuer-level working-capital purposes as described in this Form C. These uses may include:

1. Development-stage expenditures such as site diligence, interconnection and facilities studies, permitting, engineering, legal, and related soft costs;

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[3] The Servicing Fee assumes 0.50% per year on the initial principal amount for a 3-year term (1.50% aggregate), funded from Offering proceeds. Actual amounts may vary slightly depending on timing and final funded amounts.

2. Sponsor-equity contributions and deposits into project-level special purpose vehicles (SPVs) to advance projects to financing, sale, or long-term ownership; and

3. Capitalization of a Payment Reserve Account, if applicable, to help support scheduled interest payments on the Notes.

This Offering is not secured by any specific project, and investors will rely on the Issuer's general credit and cash flows rather than any single asset or project company.

Use of Net Proceeds: Legal & Accounting

The Issuer will use a portion of the net proceeds to cover legal, accounting, insurance, regulatory filing, and related compliance costs directly associated with (i) this Offering, and (ii) structuring, documenting, and managing the Issuer's renewable-energy project pipeline.

Carve-Out for Unrelated Projects.

The net proceeds of this Offering will be used for Issuer-level working-capital purposes, as described above. The Issuer may also operate other projects and business lines that are not directly financed by this Offering. Cash flows from such other projects may be used for general corporate purposes, subject to the Issuer's contractual obligations and fiduciary duties including subordination and senior-loan covenants.

None of the Issuer's projects or project companies, whether or not named in this Form C, are pledged as collateral for the Note, and Noteholders have no direct security interest in any specific project, SPV, or project-level asset.

Financing Terms

An Origination Fee equal to 5.00% of the gross Offering Amount actually raised is payable in full to the Intermediary at or shortly after the Issuance Date. In addition, a annual Servicing Fee equal to 0.50% per year on the initial principal amount of the Notes (1.50% aggregate over a 3-year term) is payable to the Intermediary and is expected to be funded from the Offering proceeds at or shortly after closing. Other filing fees or third-party fees such as escrow, transfer-agent, and regulatory fees, may apply and be paid from Offering proceeds.

Subordination of Note

All payments to Investors under the Note are expressly subordinated to the Issuer's existing and future Senior Lender obligations, as described in the Subordination Agreement and the Promissory Note. During a Senior Lender default, enforcement, or restructuring, payments to Noteholders may be deferred, reduced, or prohibited until the Senior Lender has been paid in full or such lender otherwise consents.

Directors, Officers, and Employees

The following individuals currently serve as directors or executive officers of the Issuer. All directors also serve on the Issuer's governing board.

Eric Pasi

Dates of Board Service: October 2023 – Present
Principal Occupation: Founder, Enterprise Energy
Employer: Enterprise Energy
Dates of Service: October 2023 – Present
Employer's Principal Business: Community Solar and Renewable Energy Development
Positions with the Issuer:
- CEO
- Director

Business Experience (Last 3 Years):
- **Employer:** Enterprise Energy
    - **Principal Business:** Community Solar and Renewable Energy Development
    - **Title:** CEO, Partner
    - **Dates of Service:** October 2023 – Present
    - **Responsibilities:** Leads company vision and operations, with a focus on increasing access to affordable, locally generated clean energy through community solar projects. Oversees project development, stakeholder engagement, and strategic partnerships.
- **Employer:** CleanWavebook.com
    - **Principal Business:** Educational publishing and cleantech career guidance
    - **Title:** Author of *CleanWave: A Guide to Success in the Green Recovery*
    - **Dates of Service:** October 2020 – Present (part-time)
    - **Responsibilities:** Authored and promoted a practical guide for entering the green workforce, offering career advice and cleantech industry insights.
- **Employer:** Minnesota Solar Energy Industries Association (MnSEIA)
    - **Principal Business:** Industry advocacy for solar energy in Minnesota
    - **Title:** Board Member / Treasurer
    - **Dates of Service:** November 2019 – Present
    - **Responsibilities:** Supports financial oversight and strategic planning for advancing solar policy and market development in Minnesota.
- **Employer:** Fresh Energy
    - **Principal Business:** Clean energy policy nonprofit
    - **Title:** Board Member, Vice Chair
    - **Dates of Service:** January 2020 – April 2024
    - **Responsibilities:** Provided board-level governance, strategic direction, and advocacy guidance for statewide clean energy initiatives.

Evan Carlson

Principal Occupation: Founder and CDO, Enterprise Energy
Employer: Enterprise Energy

Dates of Service: August 2022 – Present
Employer's Principal Business: Community Solar and Renewable Energy Development
Positions with the Issuer:
- CDO
- Director

Business Experience (Last 3 Years):
- **Employer:** Enterprise Energy
  - **Principal Business:** Community Solar and Renewable Energy Development
  - **Title:** Founder and Chief Development Officer
  - **Dates of Service:** August 2022 – Present
  - **Responsibilities:** Leads the company's overall strategy, operations, and project development initiatives. Focuses on creating long-term, trust-based partnerships with landowners and communities while guiding projects from origination through permitting and interconnection.
- **Employer:** Impact Power Solutions (IPS)
  - **Principal Business:** Commercial and community solar energy development
  - **Title:** Chief Real Estate Officer
  - **Dates of Service:** September 2021 – August 2022
  - **Responsibilities:** Oversaw land acquisition, site control, and real estate due diligence for the company's portfolio of solar projects. Ensured compliance with local land use laws and supported the transition of projects into construction-ready assets.
  - **Title:** Director of Land and Legal
  - **Dates of Service:** March 2015 – September 2021
  - **Responsibilities:** Managed legal and property-related aspects of solar development. Led negotiations for land lease agreements and coordinated permitting strategies to advance over 100 MW of projects.

Steve Chan

Principal Occupation: Chief Operating Officer, Enterprise Energy
Employer: Enterprise Energy
Dates of Service: September 2023 – Present
Employer's Principal Business: Community Solar and Renewable Energy Development
Positions with the Issuer:
- COO
- VP of Engineering

Business Experience (Last 3 Years):
- **Employer:** Enterprise Energy
  - **Principal Business:** Community Solar and Renewable Energy Development
  - **Title:** COO (formerly VP of Engineering)
  - **Dates of Service:** September 2023 – Present
  - **Responsibilities:** Oversees technical operations, engineering strategy, and organizational execution for the development of distributed solar projects. Promoted to COO in July 2024 to lead company-wide operations and growth strategy.
- **Employer:** TerraVerde Energy
  - **Principal Business:** Energy advisory and solar project management

- o **Title:** Project Manager
- o **Dates of Service:** September 2021 – June 2023
- o **Responsibilities:** Managed construction of solar + storage projects from 500 kW to 2 MW for behind-the-meter facilities. Delivered energy management plans detailing usage across over 50 facilities.
- **Employer:** New Energy Equity
  - o **Principal Business:** Commercial solar project development
  - o **Title:** Project Manager
  - o **Dates of Service:** July 2020 – September 2021
  - o **Responsibilities:** Led construction and interconnection of commercial-scale solar assets (100 kW – 500 kW) and supported M&A technical diligence.
  - o **Title:** Development Team Lead
  - o **Dates of Service:** January 2020 – July 2020
  - o **Responsibilities:** Led cross-functional teams across engineering, real estate, sales, and permitting. Built a 35 MW project portfolio valued over $75 million.
  - o **Title:** Project Engineer
  - o **Dates of Service:** October 2018 – January 2020
  - o **Responsibilities:** Designed and modeled solar systems from 100 kW to 5 MW. Used AutoCAD, PVSyst, and Helioscope for engineering work; conducted research on industrial and commercial solar market trends.

Phillip Leung

Principal Occupation: Chief Financial Officer, Enterprise Energy
Employer: Enterprise Energy
Dates of service: July 2025 – Present
Employer's Principal Business: Community Solar and Renewable Energy Development
Positions with the Issuer:
- CFO
Business Experience (Last 3 Years):
- **Employer:** Enterprise Energy
  - o **Principal Business:** Community Solar and Renewable Energy Development
  - o **Title:** CFO
  - o **Dates of Service:** July 2025 – Present
  - o **Responsibilities:** Lead financial planning and analysis as well as capital market and project finance efforts as well as M&A
- **Employer:** Hawthorne Renewable Energy
  - o **Principal Business:** Utility Scale Renewable Energy Development
  - o **Title:** Director of Project Finance
  - o **Dates of Service:** December 2024 – February 2025
  - o **Responsibilities:** Lead capital market and project finance efforts as well as M&A focusing on WA and OR markets with emphasis on serving data center heavy geographies
- **Employer:** Reactivate
  - o **Principal Business:** Community Solar and Renewable Energy Development
  - o **Title:** Vice President of Project Finance

- **Dates of Service:** February 2022 – December 2024
- **Responsibilities:** Lead capital market and project finance efforts as well as M&A for project portfolio in IL and NY; successfully closed portfolio transaction with US Bank (syndicated to Walmart) as tax equity investor

Principal Security Holders

Name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of twenty (20) percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No and Class of Securities Now Held	% of Voting Power Prior to Offering
Eric Pasi	5,000	48.49%
Evan Carlson	5,000	48.49%

As of the date of this Form C, no other individual holds 20% or more of the voting power of the Issuer.

Current Employees

As of the date of this Form C, the issuer currently has five (5) full-time employees. The Issuer does not currently employ any part-time or seasonal staff.

Terms of the Offering

Summary

You are purchasing a Debt Note. Below is a summary of the terms the Issuer is offering (the "Offering").

Security

- Instrument: Working-Capital Loan (Subordinated)

- Target Offering Amount: $400,0000

- Maximum Offering Amount: $500,000

- Interest Rate: 9.50% per annum (fixed)

- Offering Period: December 10, 2025 to March 10, 2026 ("<u>Offering Close Date</u>")

- Term: 36-months from the Issuance Date (the first day immediately following the Offering Close Date)

The Notes are governed by a Promissory Note, Term Sheet, and Subordination Agreement, each of which are incorporated by reference into this Form C.

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Terms & Conditions: Working-Capital Note

<u>Summary Description</u>. This Offering provides a subordinated Working-Capital Note to Enterprise Energy LLC. Proceeds will be used at the Issuer level to support its community-solar and distributed-generation pipeline, including sponsor-equity contributions, interconnection and development deposits, milestone payments to vendors, and other working-capital needs. This Note is project-level debt and is not secured by specific project assets or SPV equity.

All Notes are subject to subordination in favor of existing and future Senior Lenders.

<u>Repayment Terms</u>.

- Interest Only: Accrued and unpaid interest is due quarterly on January 1, April 1, July 1, and October 1 (or next business day), beginning with the first such date after the Issuance date.

- Maturity: All unpaid interest and principal are due in full on the 36-month maturity date.

- Payment Reserve: A Payment Reserve Account may be capitalized with Offering proceeds to support interest payments in accordance with the Payment Waterfall. The existence and mechanics of such reserve are set forth within the Term Sheet and Promissory Note.

Collateral. The Note is a generally unsecured corporate obligation of the Issuer. To the extent any collateral is provided, it is limited to corporate-level assets (for example, certain operating accounts or a Payment Reserve Account) and is at all times subject to the prior rights of Senior Lenders.

In any default or liquidation scenario, Senior Lenders with liens on project-level or corporate assets will be paid ahead of Noteholders.

Use of Proceeds Restrictions. Proceeds must be used in accordance with the Use of Proceeds section of this Form C and the Term Sheet, and are generally limited to:

- Issuer-Level working capital and development-stage expenditures that support the Issuer's community-solar and distributed-generation pipeline;

- Sponsor-equity contributions and required deposits to project SPV's;

- Legal, insurance, accounting, and compliance costs directly related to the Issuer's renewable-energy business and this Offering; and

- Capitalization of any Payment Reserve Account for the Notes.

Proceeds may not be used for:

- Dividends, profit distributions, or redemptions to members;

- Repayment of insider or affiliate loans, except as expressly permitted in the Term Sheet; or

- Speculative investments or expenditures outside the scope of the Issuer's renewable-energy business, without prior written consent of Climatize acting as Administrative Agent on behalf of the Investors.

Permitted Financing and Distributions

In addition to this Offering, the Issuer may obtain senior secured financing (including equipment loans, construction loans, tax-equity structures, leases, or other project-level financing) for projects described in this Form C or for other projects in its portfolio, provided that the Issuer remains in compliance with the terms of this Note, the Term Sheet, any applicable Subordination Agreement, and its covenants to Senior Lenders.

Such financings will not automatically trigger acceleration, prepayment, or default under the Note, so long as they are structured in accordance with these documents and do not violate the Note's covenants.

Distributions, dividends, or other lawful disbursements from projects or SPVs may be made to the Issuer or its members only to the extent they are (i) consistent with senior-lender covenants, (ii) not funded from Offering proceeds in violation of the permitted-use restrictions, and (iii) consistent with the Payment Waterfall and other restrictions in the Promissory Note.

In addition to the permitted use of Offering proceeds, the Issuer may secure tax equity, lease, or third-party project-level financing for projects described herein or other projects in its portfolio, provided the Issuer remains current under this Note and the Subordination Agreement.

Payment Waterfall.

All repayments and cash flows allocated to the Notes will follow the Payment Waterfall established in the Term Sheet:

1. Servicing Fee payable to Climatize;

2. Accrued and unpaid interest on the Notes;

3. Principal on the Notes; and

4. Excess Cash, which may be restricted during a Default or as required by a Senior Lender.

Change of Control / Sale of the Issuer

In the event of a Change of Control of the Issuer, all outstanding principal and accrued interest under the Notes shall become immediately due and payable, including any applicable prepayment fee, unless otherwise agreed by the Required Investors and the Administrative Agent.

"Change of Control" means the following:

1. The sale or other disposition of all or any substantial portion of the assets or equity of the Issuer;

2. A change in more than fifty percent (50%) of the voting power of the Issuer; or

3. Any merger or reorganization in which those previously in control of the Issuer do not retain at least fifty percent (50%) of the voting power of the resulting entity.

Default

Event of Default. An event of default, excluding those caused by a force majeure event, includes, but is not limited to, the following:

1. Failure to pay any amount when due;

2. Breach any material obligation or representation;

3. Commencement by or against the Issuer under any insolvency, bankruptcy, creditor adjustment, or debtor rehabilitation laws, state or federal (after 60 days if involuntary);

4. Materially false or misleading statements

5. Improper use of Offering proceeds

6. Dissolution or disqualification of the Issuer

7. Violation of the Subordination Agreement, Term Sheet or Promissory Note.

Remedies. Default is subject to a 30-day cure period. Climatize may, acting as Administrative Agent for the Investors, do the following:

1. Accelerate the Note and declare all outstanding principal and accrued interest immediately due and payable, subject to the Subordination Agreement;

2. Apply excess cash to interest and principal in accordance with the Payment Waterfall;

3. Exercise any other rights or remedies available under the Note, Term Sheet, Subordination Agreement, or applicable law; and

4. Delay, restrict or suspend payments to Noteholders during a Senior Lender Default or enforcement action, as required by the Subordination Agreement

Description of Securities

The securities are debt notes (the "Notes"), representing a fixed-income obligation of the Issuer. Noteholders are creditors, not owners or equity holders of the Issuer or any project SPV. The Notes offer no upside participation in profits and no conversion into equity.

In bankruptcy or liquidation, Noteholders rank below Senior Lenders but above equity holders. Repayment is not guaranteed and depends on the Issuer's financial performance, available cash and enforceable rights under the Promissory Note and the Subordination Agreement.

Limitations on Voting Rights

The Noteholders have no voting rights in the Issuer's governance. In bankruptcy or insolvency proceedings, Noteholders may have creditor rights under applicable law, but they do not control the management or operations of the Issuer.

Modification and Termination

The terms of the Notes cannot be unilaterally modified by the Issuer after the Offering is closed. Any material changes prior to closing require compliance with Regulation Crowdfunding, including investor reconfirmation where required. Any amendment after closing generally require the consent thresholds specific in the Note and Term Sheet.

Transfer Restrictions Under Regulation CF

The securities may not be during the first year after purchase except to:

- The Issuer;

- An accredited investor;

- As part of a registered offering; or

- To a member of the family of the purchaser or the equivalent, trust or in connection with the death or divorce of the purchaser or other similar circumstance.

After the one-year restricted period, all transfers require prior written consent from the Issuer or its designated agent in order to ensure accurate investor records and compliance with applicable law.

Valuation Methodology

These Notes are valued at par (their original principal amount). The 9.50% interest rate reflects the Issuer's assessment of market terms for subordinated working-capital debt to an early-stage renewable energy developer with senior indebtedness and project-execution risk. There is no public market for the Notes, and investors should be prepared to hold their investment until maturity.

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The financial statements provided in Appendix 3 were prepared in accordance with U.S. generally accepted accounting principles (GAAP). Audited financial statements are provide for the years ended December 31, 2023, and December 31, 2024. Unaudited reviewed financial statements are provided for the six months ended June 30, 2025.

Financial Milestones & Anticipated Revenues

The Issuer is an early-stage renewable-energy development platform. Its historical financial performance reflects rapid growth in revenues, significant investment in project inventory and development costs, and continued reliance on external financing.

- For the year ended December 31, 2023, the Issuer generated approximately $301,162 in revenues and $220,662 in gross income. After operating expenses and other income, the Issuer recorded a net loss of approximately $34,192.

For the year ended December 31, 2024, revenues increased to approximately $783,548 and gross income to approximately $564,863. Operating expenses (including general and administrative, selling, and depreciation) increased to approximately $1,117,112, resulting in an operating loss of approximately $552,248 and a net loss of approximately $543,448.

For the six months ended June 30, 2025 (unaudited), the Issuer generated approximately $2,340,914 in revenues and $1,222,988 in gross income, with total operating expenses of approximately $782,584, resulting in net income of approximately $440,404 for the period.

The year-over-year growth in revenues primarily reflects the expansion and partial monetization of the Issuer's distributed solar development pipeline. However, results have been and are expected to remain volatile, with periods of net losses and negative operating cash flow, particularly as the Issuer continues to build and finance its project inventory.

The Issuer anticipates continued revenue growth in 2026 as early-stage projects advance to NTP and monetization, particularly in markets like Illinois that have strong demand for community solar.

Financial Projections

The Issuer's management expects that continued advancement and monetization of its project pipeline could support additional revenue growth over time. However, the Issuer has not included detailed financial projections or project specific pro forma financial statements as part of this Offering.

Future revenues, margins, and cash flows will depend on a variety of factors, including:

- The pace of interconnection studies, permitting, and zoning approvals;

- Market conditions for tax equity, project sales, and long-term power contracts;

- Access to senior debt and working-capital financing; and

- Regulatory and policy developments affecting community solar and distributed generation.

Noteholders under this Offering are unsecured, subordinated creditors of the Issuer. They are entitled to quarterly interest payments and repayment of principal at maturity. The Notes are not secured by project-level collateral, interconnection deposits, equipment, or specific project equity. Any collateral, if provided, is limited to corporate-level assets (such as a Payment Reserve Account) and remains subject to the prior rights of Senior Lenders.

There is no guarantee that the Issuer will achieve any particular level of revenue, profitability, or cash flow in future periods.

Liquidity and Capital Resources

The Issuer's business model is capital-intensive. It requires significant upfront expenditures for project inventory, interconnection deposits, and development costs before projects are sold, financed, or reach commercial operations. As a result, the Issuer has historically relied on member contributions and senior debt facilities to fund operations.

As of December 31, 2024 (audited):

- Cash at bank: approximately $258,777

- Inventory (solar equipment and related materials): approximately $4,136,711

- Deposits with contractors: approximately $84,635

- Projects under development: approximately $1,520,343

- Total assets: approximately $6,208,864

- Total current liabilities: approximately $702,922 (including the current portion of loans payable and credit cards payable)

- Total non-current liabilities: approximately $4,194,035 (primarily long-term loans payable)

- Total liabilities: approximately $4,896,958

- Net equity: approximately $1,311,906

The Issuer's cash flows from operating activities were negative in both 2023 and 2024, reflecting significant investment in deposits, inventory, and projects under development. For 2024, net cash used in operating activities was approximately $2.47 million, partially offset by net cash provided by financing activities of approximately $3.48 million (principally from loan proceeds and member contributions).

As of June 30, 2025 (unaudited):

- Cash at bank: approximately $469,594

- Inventory: approximately $4,857,760

- Deposits with contractors: approximately $11,635

- Projects under development: approximately $732,844

- Total current assets: approximately $6,071,833

- Total assets: approximately $6,205,692

- Total liabilities: approximately $4,768,882

- Net equity: approximately $1,436,810

For the six months ended June 30, 2025, net cash used in operating activities was approximately $451,014, net cash used in investing activities was approximately $787,499, and net cash provided by financing activities was approximately $1,449,330, resulting in a net increase in cash of approximately $210,817 for the period.

The Issuer's independent auditors included a going-concern emphasis in the 2024 audited financial statements, noting that the combination of continued net losses, negative operating cash flows, and significant leverage raises substantial doubt about the Issuer's ability to continue as a going concern within one year after the financial statements are issued. Management's plans to address this uncertainty include:

- Continuing to develop and sell or finance solar projects;

- Accessing additional senior and subordinated debt and equity capital; and

- Managing operating expenses and cash utilization.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Capitalization and Indebtedness

The Issuer has two prior securities issued utilizing the Climatize platform (Reg CF)

1. Pre-development Note totaling $185,500 issued on August 19, 2025; and

2. Pre-development Note totaling $432,000 issued on September 3, 2025.

The Issuer has no other classes of securities outstanding.

Outstanding Debt (as of 7/22/2025):

Lender	Amount	Rate	Maturity	Use
EntreBank	$4,767,247	9.5% fixed	Jul 1, 2026	Equipment Financing
Decorah Bank & Trust	$2,607,639	7.5% variable (Prime+ 0%)	Variable	Interconnection Deposits
Highland Bank	$0 (up to $500,000 available)	9.5% variable (Prime+2%)	Jul 31, 2026	Emergency Line of Credit. Note: this has not been drawn upon.

The balances shown above may differ from the June 30, 2025, unaudited financial statements due to additional borrowings or repayments after that date.

This Regulation Crowdfunding Working-Capital Note Offering is subordinated to the senior loans above and to any other designated senior indebtedness. If the Issuer defaults on its senior obligations, all payments to Noteholders may be deferred, reduced, or prohibited until the senior lenders have been paid in full or otherwise consent, as provided in the applicable Subordination Agreement. There is no assurance that sufficient assets or cash flows will be available to satisfy the Notes after payment of senior obligations.

Regulatory Information

Tax

Investors will receive annual tax reporting information related to their investment, including IRS Form 1099-INT or any other required forms. Climatize will prepare a draft of all required tax forms, including the 1099-INT, and submit them to the Issuer for review and approval prior to issuance to Investors. Once approved, Climatize will deliver the finalized tax forms to Investors in accordance with applicable IRS deadlines.

Investors are responsible for keeping their tax identification and contact information current with Climatize and the Issuer to ensure proper delivery of tax documents.

Disqualification

No "Disqualifying Event" has been recorded concerning the Issuer, any of its predecessors, affiliated entities, directors, officers or beneficial owners under Rule 503 of Regulation Crowdfunding.

Annual Reports

The Issuer will electronically file an annual report with the SEC and post it on its website within 120 days of each fiscal year-end. Reports will be posted at: https://enterpriseenergy.com/.

The Issuer will continue to comply with the ongoing reporting requirements under Regulation Crowdfunding until one of the following occurs:

1. The Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;

3. The Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;

4. All of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or

5. The Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role & Compensation

Climatize is a SEC-registered funding portal; it serves as the intermediary for this Offering under Regulation Crowdfunding. Climatize facilitates investor onboarding, payment processing, tax form assistance, and distribution of interest payments on behalf of the Issuer. Climatize is compensated through:

- A one-time origination fee equal of up to 5.00% of the total Offering Amount, payable at closing; and

- An annual servicing fee equal to 0.50% of the loan principal, payable throughout the Note term.

These fees are paid by the Issuer. Climatize also serves as Administrative Agent for the Investors and coordinates enforcement and payment matters under the Subordination Agreement.

Compliance Failures

The Issuer has not previously failed to comply with Regulation Crowdfunding requirements.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Project-Stage Risk

Many of the Issuer's projects are in pre-development or early development. There is no guarantee that any particular project will reach notice-to-proceed ("NTP"), obtain permitting, secure interconnection, achieve financing, or become operational. Although the Notes are corporate working-capital obligations and not project-level debt, the Issuer's ability to service and repay the Notes depends heavily on the successful advancement and monetization of its project pipeline.

Subordination Risk

All Investor rights are expressly subordinated to designated Senior Lenders under one or more Subordination Agreements. In a default, restructuring, enforcement action, or insolvency proceeding involving the Issuer, Investor repayments may be deferred, reduced, or suspended until the Senior Lenders are repaid in full or otherwise consent. In such circumstances, Investors may recover little or none of their principal.

Interest-Only Structure and Balloon Payment

The Note pays interest only during the term and requires a balloon payment of all outstanding principal at maturity. The Issuer must therefore either (i) generate sufficient cash from operations and project monetizations, (ii) refinance, or (iii) raise additional capital to repay the Notes at maturity. If the Issuer is unable to secure sufficient cash or refinancing, it may be unable to repay Investors in full when due.

No Revenue-Generating Collateral

The Notes are unsecured corporate obligations of the Issuer. Noteholders do not have direct liens on or security interests in specific projects, equipment, interconnection deposits, or project-level cash flows. Because many projects are not yet operational, there is no dedicated revenue-generating collateral supporting repayment. Investors rely on the Issuer's overall financial condition and cash flows from its business as a whole.

Use of Funds Risk

Loan proceeds will be used for Issuer-level working capital, including development-stage activities such as site diligence, permitting, interconnection applications, engineering, legal and professional services, sponsor-equity contributions, and related project and corporate expenditures. These uses do not produce immediate, predictable revenue and are dependent on successful future execution, the ability to finance or sell projects, and continued access to capital. If the Issuer fails to execute its business plan or cannot raise additional capital, Investors may not receive all scheduled interest or principal.

Collateral Liquidity Risk

To the extent any collateral is provided, it is limited to corporate-level assets, such as designated cash accounts or a Payment Reserve Account, and is subject in all cases to the prior rights of Senior Lenders. Project SPVs, project-level contracts, interconnection rights, land interests, and equipment are not pledged directly to Noteholders unless expressly stated in the transaction documents. In a default or liquidation, such assets may be illiquid or fully absorbed by Senior Lenders. Investor recovery, if any, may be limited.

Payment Waterfall and Reserve Account Limitations

Repayments follow the Payment Waterfall outlined in the Term Sheet. Distributions to Investors are subordinate to servicing fees, senior creditors, and Payment Reserve requirements. Payments may be delayed due to contractual triggers.

Restricted Use of Funds

Proceeds may only be used as outlined in this Form C, the Term Sheet, the Promissory Note, and any applicable Subordination Agreement. Any diversion, misallocation, or misuse of funds could weaken the Issuer's ability to execute its business plan, increase default risk, and reduce Investor protections. While covenants seek to limit such misuse, there is no guarantee they will prevent it.

Issuer Liquidity Risk

The Issuer operates with limited working capital and significant existing indebtedness. It relies on senior debt facilities, equity contributions, and additional capital raises to fund project development and operations. Delays in obtaining follow-on capital, construction debt, or tax-equity financing could impair the Issuer's liquidity and its ability to service or repay the Notes.

The Issuer's audited financial statements include a going-concern emphasis from its independent auditors, indicating substantial doubt about the Issuer's ability to continue as a going concern without continued access to capital and successful execution of its business plan. Additional leverage from this Offering increases fixed obligations and may heighten this risk.

Change of Control Risk

In the event of a Change of Control, all outstanding principal and accrued interest under the Notes may become immediately due and payable, as described in the Note and Term Sheet. If the

Issuer cannot meet this obligation at the time of a Change of Control, repayment may be delayed, restructured, or incomplete.

Offering Failure Risk

If the Target Offering Amount is not met within the Offering Period, the Offering will be canceled and no Notes will be issued. Investor funds will be returned (less any permitted third-party processing fees), but anticipated project timelines or the Issuer's financing plans may be disrupted or delayed.

Key Personnel Risk

The Issuer's success depends heavily on the experience, relationships, and execution capability of its leadership team. The loss of one or more key executives or senior employees could delay development milestones, impair access to capital and counterparties, and negatively affect the Issuer's ability to service the Notes.

Regulatory Risk

The Issuer's business is exposed to federal, state, and utility-level regulatory risk, including changes in community-solar programs, interconnection rules, tariff structures, net-metering policies, and incentives. Adverse policy changes or delays in regulatory approvals could reduce project feasibility, slow growth, or impair the value of the Issuer's development pipeline, thereby impacting its ability to repay the Notes.

Crowdfunding Transfer Limitations

This Offering is made pursuant to Regulation Crowdfunding, which generally restricts resale of the Notes for one year after purchase, subject to limited exceptions (e.g., transfers to the Issuer, accredited investors, certain family members, or in a registered offering). There is no established secondary market for the Notes, and they may not be easily tradeable after the one-year period. Investors should be prepared to hold the Notes to maturity.

No Equity Participation

Investors are creditors, not equity holders. They are entitled only to payment of interest and repayment of principal in accordance with the Note and do not benefit from long-term upside, residual value, or ownership of the Issuer or any project SPV. If the Issuer's enterprise value increases significantly, Investors will not participate in that upside.

No Voting or Governance Rights

Investors have no governance authority or voting rights in the Issuer. Management retains full discretion over operating decisions, capital structure, project selection, and strategic direction, subject only to contractual covenants. In bankruptcy, restructuring, or workout scenarios, Investor rights may be limited to creditor claims under the Promissory Note and applicable law, and Investors may have little influence over the outcome.

Exhibit A – Subordination Agreement

(Full text of this Subordination Agreement can be provided upon request. The Subordination Agreement is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)

Exhibit B – Promissory Note

(Full text of this Promissory Note can be provided upon request. The Promissory Note is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)

Exhibit C – Term Sheet

(Full text of this Term Sheet can be provided upon request. The Term Sheet is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding Offering of the Securities. Securities will be delivered electronic.

Remuneration for Climatize

An Origination Fee equal to 5.00% of the Offering Amount raised, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% for the Term of Loan. Other filing fees or third-party fees may apply.

Investing Process

To invest in the Offering, Investors must have an Account with Climatize and complete the identity verification (Know-Your-Customer, "KYC") and Anti-Money Laundering ("AML") screening. These checks are performed at no cost to the Investor. An Investor must be 18 years old. Climatize will collect basic personal information to meet compliance requirements. Non-US residents may be restricted from participating in the Offering depending on local securities laws. Additional information is available at: https://www.climatize.earth/educational-materials/. Investor funds will be held in escrow with North Capital Securities, an independent escrow agent, until the Offering closes.

Progress during an Offering

Climatize will display an investment progress bar and updates regarding the Offering on the Offering Page. Investors may submit questions to the Issuer via the "Discussion" tab on the Offering Page after signing into their account. Climatize will provide notifications about investment commitments, material changes, and Offering status by email.

Target Offering Amount and Maximum Offering Amount

An Issuer selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

Cancellation

Investors may cancel their investment up to 48 hours before the Offering deadline. The intermediary will notify investors when the Target Offering Amount has been met.

If the Target Offering Amount is not met, the Offering will be cancelled, all funds will be returned, and no securities will be issued. If the Issuer meets the Target Offering Amount before the deadline, it may close the Offering early with at least five (5) business days' notice (unless a material change occurs, requiring reconfirmation).

If an investor does not reconfirm after a material change, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Cancellations must be submitted through the Investor's Climatize account. To cancel:

1. Go to your Home Page on the Climatize platform.

2. Find the project in the "My Projects" list.

3. Click on the project, view your investment amount, and select "Cancel Investment".

4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please reach out to the Climatize via email: support@climatize.earth.

Early Close

If the Issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Issuer continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the Issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

Material Changes

In the case of a Material Change to the Issuer or the Offering terms during a raise, any Investor with a commitment to the Offering will receive a notification via their email on file of this Material Change and that their investment will be canceled unless the Investor reconfirms their investment within five (5) business days of receipt of the notice. If the Investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the Investor. Reconfirmation must be submitted through the Investor's Climatize dashboard. Failure to reconfirm will result in automatic cancellation and refund. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the Issuer plans to allocate investor commitments on a first-come first-served basis. The Issuer is under no obligation to but may choose to accept any additional subscriptions for the Securities once the Issuer has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Issuer. Without limiting the foregoing, the Issuer shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Issuer of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Issuer, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Issuer, addressed to the Issuer, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Issuer to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Issuer.

Appendix 2 – Loan Repayment Schedule

The amortization schedule can be found in the Table below.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions. This table is subject to change depending on the Issuance Date.

Funded Amount	500,000.00						
Funding Date	3/10/2026						
Pay #	Pay Date	Beg Balance	Pay Amount	Total Pay	Principal	Interest	Ending Principal
1	4/1/2026	500,000.00	2,863.01	2,863.01	-	2,863.01	500,000.00
2	7/1/2026	500,000.00	11,875.00	11,875.00	-	11,875.00	500,000.00
3	10/1/2026	500,000.00	11,875.00	11,875.00	-	11,875.00	500,000.00
4	1/1/2027	500,000.00	11,875.00	11,875.00	-	11,875.00	500,000.00
5	4/1/2027	500,000.00	11,875.00	11,875.00	-	11,875.00	500,000.00
6	7/1/2027	500,000.00	11,875.00	11,875.00	-	11,875.00	500,000.00
7	10/1/2027	500,000.00	11,875.00	11,875.00	-	11,875.00	500,000.00
8	1/1/2028	500,000.00	11,875.00	11,875.00	-	11,875.00	500,000.00
9	4/1/2028	500,000.00	11,875.00	11,875.00	-	11,875.00	500,000.00
10	7/1/2028	500,000.00	11,875.00	11,875.00	-	11,875.00	500,000.00
11	10/1/2028	500,000.00	11,875.00	11,875.00	-	11,875.00	500,000.00
12	1/1/2029	500,000.00	11,875.00	11,875.00	-	11,875.00	500,000.00
13	4/1/2029	500,000.00	511,875.00	511,875.00	500,000.00	11,875.00	-
		Total	645,363.01	645,363.01	500,000.00	145,363.01	

Appendix 3 – Financial Statements

ENTERPRISE ENERGY LLC
FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended as of June 30, 2025

Enterprise Energy LLC

Financial Statements (unaudited)

For the six months ended as of June 30, 2025

Index to Financial Statements

TABLE OF CONTENTS	Page
Balance sheet	3
Income statement	4
Changes in equity statement	5
Cash flow statement	6
Notes to the financial statements	7

Enterprise Energy LLC

Balance sheet statement (unaudited)

As of June 30, 2025

ASSETS

Current assets	
Cash at bank	469,594
Inventory	4,857,760
Deposits with contractors	11,635
Projects under development	732,844
Total current assets	**6,071,833**
Non-current assets	
Vehicles	144,318
Loan origination fees	103,012
Accumulated depreciation and amortization	(113,471)
Total non-current assets	**133,859**
TOTAL Assets	**6,205,692**
LIABILITIES AND EQUITY	
LIABILITIES	
Current liabilities	
Credit cards	16,089
Loans payable - current portion	694,272
Total current liabilities	**710,360**
Non-current liabilities	
Loans payables – non-current portion	4,055,522
Notes payables	3,000
Total non-current liabilities	**4,058,522**
TOTAL LIABILITIES	**4,768,882**
NET EQUITY	**1,436,810**
TOTAL LIABILITIES AND NET EQUITY	**6,205,692**

The accompanying notes are an integral part of these financial statements

Enterprise Energy LLC

Income statement (unaudited)

For the six months ended as of June 30, 2025

Revenues	**2,340,914**
Less: cost of goods sold	(1,117,926)
Gross income	**1,222,988**
Operating expense	
General and administrative expenses	(686,576)
Selling and advertising expenses	(21,469)
Depreciation expense	(74,539)
Total operating expenses	**(782,584)**
Net income	**440,404**

Enterprise Energy LLC

Statement of changes in equity (unaudited)

For the six months ended as of June 30, 2025

	Paid-in capital	Retained earnings	Equity balance
Equity balance as of January 1, 2025	**1,818,930**	**(507,025)**	**1,311,906**
Owners net contributions (withdrawals) 2025	(315,500)	-	996,406
Net profit as of June 30, 2025	-	440,404	1,436,810
Equity balance as of June 30, 2025	**1,503,430**	**(66,620)**	**1,436,810**

Enterprise Energy LLC

Statement of cash flow (unaudited)

For the six months ended as of June 30, 2025

OPERATING ACTIVITIES

Net income (loss)	440,404
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation expense	74,539
Change in deposits with contractors	73,000
Change in inventory	(721,050)
Change in credit cards payable	7,438
Net cash flow by operating activities	**(125,668)**

INVESTING ACTIVITIES

Change in projected under development	787,499
Net cash flow from investing activities	**787,499**

FINANCING ACTIVITIES

Loans payables	(138,514)
Notes payables – with partners	3,000
Owners contribution (withdrawals)	(315,500)
Net cash flow from financing activities	**(451,014)**

NET CASH INCREASE (DECREASE) FOR PERIOD	**210,817**
Cash at the beginning of the period	258,777
CASH AT END OF PERIOD	**469,594**

Enterprise Energy LLC

Notes to the financial statements (unaudited)

As of June 30, 2025

1.   DESCRIPTION OF THE BUSINESS

Enterprise Energy LLC was established in 2012 as a sole proprietor consulting business under the name "JD Land Services LLC" for the purposes of energy real estate consulting in the US. In 2022, management changed the name to "Enterprise Energy LLC" for the purposes of doing distributed solar development in the US.

We take a hands-on, personal approach to solar development that results in a positive landowner experience. We value good communication with our development partners and the communities where we develop. We seek to establish long-standing business relationships based on trust and competency. With over a decade of experience in the industry, we have the knowledge and experience necessary to navigate land use laws and other rules related to solar development.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2.   Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3.   Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.4.   Inventory

Inventory represents solar project equipment and related materials held for development. Inventory is stated at the lower of cost or net realizable value, with cost determined using the FIFO method. At June 30, 2025, the Company recorded $4,857,760 of inventory. Management reviews inventory regularly for potential impairment or obsolescence.

Enterprise Energy LLC

Notes to the financial statements (unaudited)

As of June 30, 2025

2.5.   Loan Origination Fees

Loan origination fees incurred in connection with obtaining debt financing are capitalized and presented as a non-current asset. These fees are amortized on a straight-line basis over the contractual term of the related loans. Amortization of loan origination fees is included in Depreciation and Amortization expense in the statements of income.

For the period ended as of June 30, 2025, the Company recorded amortization expense of approximately $60,107.

2.6.   Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company's revenues are derived primarily from the development and transfer of interests in solar energy projects.

Revenue is recognized at a point in time, when control of a project interest is transferred to the customer, which generally occurs at project closing. At that point, the Company has no further performance obligations, and payment is typically due in full at or near closing.

2.7.   Income Taxes

Enterprise Energy LLC has elected to be treated as an S corporation for federal and state income tax purposes. As such, the Company generally does not incur federal or state income taxes, and no provision for income taxes has been recorded in these financial statements. Instead, the Company's taxable income or loss is passed through to the Members and reported on their individual income tax returns. The Company evaluates uncertain tax positions in accordance with ASC 740 and has determined that no such positions exist as of June 30, 2025.

3.   NET EQUITY

Net equity represents the cumulative capital contributions and withdrawals of the Members, together with the accumulated earnings or losses of the Company since inception.

In accordance with the Company's Second Amended and Restated Operating Agreement dated December 17, 2024, the Company is authorized to issue up to 100,000 Voting Units and 900,000 Non-Voting Units. Voting Units entitle Members to voting rights in the management of the Company, while Non-Voting Units carry economic rights without voting privileges.

As of December 31, 2023 and 2024, the Company had 10,310 Voting Units and 92,800 Non-Voting Units outstanding. Members' equity balances are adjusted for capital contributions, withdrawals, and allocations of the Company's net income or loss. Allocations of income or loss are made in proportion to each Member's ownership interest. Distributions are made to Members at the discretion of management in accordance with the Operating Agreement.

Enterprise Energy LLC

Notes to the financial statements (unaudited)

As of June 30, 2025

4. GENERAL AND ADMINISTRATIVE EXPENSES

The General and Administrative (G&A) expenses for the years presented include all expenses not directly attributable to selling or advertising activities. The classification comprises operational, payroll, occupancy, legal, professional, and other administrative costs necessary for running the business. The G&A expenses can be illustrated as follows:

Expense Category	June 2025
Payroll & Related Costs	305,768
Professional & Legal Fees	43,613
Occupancy & Office Costs	22,607
Technology & Subscriptions	19,715
Interest Expense	238,269
Other G&A	56,603
Total G&A Expenses	**$686,576**

5. FIXED ASSETS AND ACCUMULATED DEPRECIATION

Property and equipment are stated at cost. The Company depreciates vehicles on a straight-line basis over their estimated useful lives of five years. Major improvements are capitalized, while maintenance and repairs are expensed as incurred. At June 30, 2025, property and equipment consisted of the following:

Asset Class	June-2025
Trucks (2 units)	144,318
Less: Accumulated depreciation	(52,952)
Net carrying amount	**$105,798**

Depreciation expense on the trucks was approximately $ 14,432 for the period ended June 30, 2025. Amortization of loan origination fees is presented with depreciation and amortization expense in the statements of income.

6. PROJECTS UNDER-DEVELOPMENT AND DEPOSITS WITH CONTRACTORS

As of the reporting date, the Company is engaged in several construction and installation projects that are in progress. Direct costs related to these ongoing projects including materials, subcontracted services, and professional fees are capitalized under Projects Under Development.

Enterprise Energy LLC

Notes to the financial statements (unaudited)

As of June 30, 2025

These costs will be recognized in the statement of profit or loss upon completion and sale of the respective projects.

In addition, the Company maintains Deposits with Contractors, representing advance payments made to subcontractors in accordance with contractual agreements for construction and installation works. These deposits are progressively utilized as project milestones are achieved.

The development activities are financed primarily through client payments received in advance, as well as short-term loans obtained from financial institutions.

7. NOTES PAYABLE – RELATED PARTIES

During 2025, the Company had a note payable with members totaling $3,000 to finance operating activities. These notes were unsecured, bore no stated interest, and were fully repaid during 2025. Because the lenders were members of the Company, these transactions are considered related-party transactions under ASC 850.

8. LOANS PAYABLE

During 2023, the Company entered into short-term loan arrangements, which were repaid or refinanced during the years 2024 and 2025. In 2024, the Company obtained additional short-term project financing and, on December 31, 2024, entered into a new $4,000,000 term loan to finance the purchase of solar modules under a supply agreement. After deduction of origination and legal fees, approximately $3.96 million of the loan proceeds was applied directly to the supplier.

The loan bears interest at 9.5% per annum, requires monthly interest payments, and matures on June 30, 2026. The loan is secured by the solar modules purchased and related agreements, and is further supported by personal guarantees from members of management.

Loan origination fees of approximately $103,012 were capitalized and are being amortized over the contractual loan terms (see Note 2.5 – Loan Origination Fees).

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events as of the date of this report on which the financial statements were available to be issued. Based on this evaluation, no events or transactions have occurred subsequent to the balance sheet date that would require adjustment to or disclosure in the financial statements.

ENTERPRISE ENERGY LLC
FINANCIAL STATEMENTS

As of December 31, 2023 and 2024

Enterprise Energy LLC

Financial Statements

As of December 31, 2023 and 2024

Index to Audited Financial Statements

TABLE OF CONTENTS **Page**

Independent auditor report	3
Balance sheet	4
Income statement	5
Changes in equity statement	6
Cash flow statement	7
Notes to the financial statements	8



September 16, 2025

INDEPENDENT AUDITOR REPORT

The Board of Directors

Enterprise Energy LLC

3515 Cedar Lake Ave.

Minneapolis, MN 55416–4376

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the balance sheet of Enterprise Energy LLC as of December 31, 2023 and 2024, and the results of its operations, changes in members' equity, and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

AUDITOR'S RESPONSIBILITY

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud

or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used, the reasonableness of significant accounting estimates made by management, and the overall presentation of the financial statements.

Amjad Abu Khamis
Sep. 16, 2025

Certified Public Accountant, NH 08224
AAK CPA LLC
30 N Gould ST STE R
Sheridan, WY 82801
646-689-4725
amjad@aak-cpa.com

Enterprise Energy LLC

Balance sheet statement

As of December 31, 2023 and 2024

	2023	2024
ASSETS		
Cash at bank	563,821	258,777
Inventory	-	4,136,711
Deposits with contractors	2,257,220	84,635
Projects under development	313,512	1,520,343
Total current assets	**3,134,553**	**6,000,465**
Vehicles	144,318	144,318
Loan origination fees	-	103,012
Accumulated depreciation and amortization	(9,657)	(38,932)
Total non-current assets	**134,661**	**208,398**
TOTAL Assets	**3,269,214**	**6,208,864**
LIABILITIES AND EQUITY		
LIABILITIES		
Credit cards	2,523	8,651
Loans payable - current portion	500,000	694,272
Total current liabilities	**502,523**	**702,922**
Loans payables – non-current portion	-	4,194,035
Notes payables	725,000	-
Total non-current liabilities	**725,000**	**4,194,035**
TOTAL LIABILITIES	**1,227,523**	**4,896,958**
NET EQUITY	**2,041,692**	**1,311,906**
TOTAL LIABILITIES AND NET EQUITY	**3,269,214**	**6,208,864**

The accompanying notes are an integral part of these financial statements

Enterprise Energy LLC

Income statement

As of December 31, 2023 and 2024

	2023	2024
Revenues	**301,162**	**783,548**
Less: cost of goods sold	(80,500)	(218,685)
Gross income	**220,662**	**564,863**
General and administrative expenses	(276,120)	(1,059,962)
Selling and advertising expenses	(6,000)	(27,874)
Depreciation expense	(9,657)	(29,275)
Total operating expenses	**(291,777)**	**(1,117,112)**
Operating loss	**(71,115)**	**(552,248)**
Other income		
Gain on assets	36,923	-
Intern subsidy	-	8,800
Total other income	**36,923**	**8,800**
Net income	**(34,192)**	**(543,448)**

Enterprise Energy LLC

Statement of changes in equity

As of December 31, 2023 and 2024

	Paid-in capital	Retained earnings	Equity balance
Equity balance as of January 1, 2023	**286,837**	**70,616**	**357,453**
Owners net contributions (withdrawals) 2023	1,718,431		2,075,884
Net (loss) as of December 31, 2023		(34,192)	2,041,692
Equity balance as of December 31, 2023	**2,005,268**	**36,424**	**2,041,692**
Owners net contributions (withdrawals) 2024	(186,338)		1,855,354
Net (loss) as of December 31, 2024		(543,448)	1,311,906
Equity balance as of December 31, 2024	**1,818,930**	**(507,025)**	**1,311,906**

The accompanying notes are an integral part of these financial statements

Enterprise Energy LLC

Statement of cash flow

As of December 31, 2023 and 2024

	2023	2024
OPERATING ACTIVITIES		
Net income (loss)	(34,192)	(543,448)
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation expense	9,657	29,275
Change in deposits with contractors	(2,257,220)	2,172,585
Change in inventory	-	(4,136,711)
Change in accounts payables	(7,646)	-
Change in credit cards payable	2,523	6,128
Net cash flow by operating activities	**(2,286,879)**	**(2,472,170)**
INVESTING ACTIVITIES		
Change in non-current assets	(131,096)	(103,012)
Change in projected under development	(313,512)	(1,206,831)
Net cash flow from investing activities	**(444,608)**	**(1,309,843)**
FINANCING ACTIVITIES		
Loans payables	500,000	4,388,307
Notes payables – with partners	725,000	(725,000)
Owners contribution (withdrawals)	1,718,431	(186,338)
Net cash flow from financing activities	**2,943,431**	**3,476,970**
NET CASH INCREASE (DECREASE) FOR PERIOD	**211,944**	**(305,044)**
Cash at the beginning of the period	351,877	563,821
CASH AT END OF PERIOD	**563,821**	**258,777**

The accompanying notes are an integral part of these financial statements

Enterprise Energy LLC

Notes to the financial statements

As of December 31, 2023 and 2024

1. DESCRIPTION OF THE BUSINESS

Enterprise Energy LLC was established in 2012 as a sole proprietor consulting business under the name "JD Land Services LLC" for the purposes of energy real estate consulting in the US. In 2022, management changed the name to "Enterprise Energy LLC" for the purposes of doing distributed solar development in the US.

We take a hands-on, personal approach to solar development that results in a positive landowner experience. We value good communication with our development partners and the communities where we develop. We seek to establish long-standing business relationships based on trust and competency. With over a decade of experience in the industry, we have the knowledge and experience necessary to navigate land use laws and other rules related to solar development.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.4. Inventory

Inventory represents solar project equipment and related materials held for development. Inventory is stated at the lower of cost or net realizable value, with cost determined using the FIFO method. At December 31, 2024, the Company recorded $4,136,711 of inventory, all of which was purchased in December 2024. No inventory was held at December 31, 2023. Management reviews inventory regularly for potential impairment or obsolescence.

Enterprise Energy LLC

Notes to the financial statements

As of December 31, 2023 and 2024

2.5.   Loan Origination Fees

Loan origination fees incurred in connection with obtaining debt financing are capitalized and presented as a non-current asset. These fees are amortized on a straight-line basis over the contractual term of the related loans. Amortization of loan origination fees is included in Depreciation and Amortization expense in the statements of income.

For the year ended December 31, 2024, the Company recorded amortization expense of approximately $412.

2.6.   Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company's revenues are derived primarily from the development and transfer of interests in solar energy projects.

Revenue is recognized at a point in time, when control of a project interest is transferred to the customer, which generally occurs at project closing. At that point, the Company has no further performance obligations, and payment is typically due in full at or near closing.

For the years ended December 31, 2023 and 2024, the Company recognized revenues of $301,162 and $783,548, respectively, all of which were derived from solar project development activities.

2.7.   Income Taxes

Enterprise Energy LLC has elected to be treated as an S corporation for federal and state income tax purposes. As such, the Company generally does not incur federal or state income taxes, and no provision for income taxes has been recorded in these financial statements. Instead, the Company's taxable income or loss is passed through to the Members and reported on their individual income tax returns. The Company evaluates uncertain tax positions in accordance with ASC 740 and has determined that no such positions exist as of December 31, 2023 and 2024.

2.8.   Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the year ended December 31, 2024, the Company incurred a net loss of approximately $543,000 and used net cash of approximately $2.5 million in operating activities. The Company's operations have been funded primarily through member contributions and debt financing. As of December 31, 2024, the Company had total liabilities of approximately $4.9 million and net equity of approximately $1.3 million.

Enterprise Energy LLC

Notes to the financial statements

As of December 31, 2023 and 2024

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. Management's plans to alleviate this uncertainty include continuing to develop and sell solar projects, securing additional financing, and managing operating expenses. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. NET EQUITY

Net equity represents the cumulative capital contributions and withdrawals of the Members, together with the accumulated earnings or losses of the Company since inception.

In accordance with the Company's Second Amended and Restated Operating Agreement dated December 17, 2024, the Company is authorized to issue up to 100,000 Voting Units and 900,000 Non-Voting Units. Voting Units entitle Members to voting rights in the management of the Company, while Non-Voting Units carry economic rights without voting privileges.

As of December 31, 2023 and 2024, the Company had 10,310 Voting Units and 92,800 Non-Voting Units outstanding. Members' equity balances are adjusted for capital contributions, withdrawals, and allocations of the Company's net income or loss. Allocations of income or loss are made in proportion to each Member's ownership interest. Distributions are made to Members at the discretion of management in accordance with the Operating Agreement.

4. GENERAL AND ADMINISTRATIVE EXPENSES

The General and Administrative (G&A) expenses for the years presented include all expenses not directly attributable to selling or advertising activities. The classification comprises operational, payroll, occupancy, legal, professional, and other administrative costs necessary for running the business. The G&A expenses can be illustrated as follows:

Expense Category	2023	2024
Payroll & Related Costs	102,860	602,787
Professional & Legal Fees	38,470	121,944
Occupancy & Office Costs	17,963	121,599
Technology & Subscriptions	40,524	32,193
Interest Expense	41,063	71,418
Other G&A	35,240	110,021
Total G&A Expenses	**276,120**	**1,059,962**

Enterprise Energy LLC

Notes to the financial statements

As of December 31, 2023 and 2024

5. FIXED ASSETS AND ACCUMULATED DEPRECIATION

Property and equipment are stated at cost. The Company depreciates vehicles on a straight-line basis over their estimated useful lives of five years. Major improvements are capitalized, while maintenance and repairs are expensed as incurred. At December 31, 2023 and 2024, property and equipment consisted of the following:

Asset Class	2023	2024
Trucks (2 units)	$144,318	$144,318
Less: Accumulated depreciation	(9,657)	(38,520)
Net carrying amount	**$134,661**	**$105,798**

Depreciation expense on the trucks was approximately $9,657 and $28,864 for the years ended December 31, 2023 and 2024, respectively. Amortization of loan origination fees is presented with depreciation and amortization expense in the statements of income.

6. PROJECTS UNDER-DEVELOPMENT AND DEPOSITS WITH CONTRACTORS

As of the reporting date, the Company is engaged in several construction and installation projects that are in progress. Direct costs related to these ongoing projects—including materials, subcontracted services, and professional fees—are capitalized under Projects Under Development. These costs will be recognized in the statement of profit or loss upon completion and sale of the respective projects.

In addition, the Company maintains Deposits with Contractors, representing advance payments made to subcontractors in accordance with contractual agreements for construction and installation works. These deposits are progressively utilized as project milestones are achieved.

The development activities are financed primarily through client payments received in advance, as well as short-term loans obtained from financial institutions.

7. NOTES PAYABLE – RELATED PARTIES

During 2023, the Company entered into several notes payable with members totaling $725,000 to finance operating activities. These notes were unsecured, bore no stated interest, and were fully repaid during 2024. Because the lenders were members of the Company, these transactions are considered related-party transactions under ASC 850.

Enterprise Energy LLC

Notes to the financial statements

As of December 31, 2023 and 2024

8. LOANS PAYABLE

During 2023, the Company entered into short-term loan arrangements aggregating approximately $721,055, which were repaid or refinanced during the year. In 2024, the Company obtained additional short-term project financing and, on December 31, 2024, entered into a new $4,000,000 term loan to finance the purchase of solar modules under a supply agreement. After deduction of origination and legal fees, approximately $3.96 million of the loan proceeds was applied directly to the supplier.

The loan bears interest at 9.5% per annum, requires monthly interest payments, and matures on June 30, 2026. The loan is secured by the solar modules purchased and related agreements, and is further supported by personal guarantees from members of management.

Loan origination fees of approximately $103,012 were capitalized and are being amortized over the contractual loan terms (see Note 2.5 – Loan Origination Fees). The balances of loans payable as of December 31, 2023 and 2024 were as follows:

Liability	2023	2024
Loans payable – current portion	$500,000	$694,272
Loans payable – non-current portion	–	$4,194,035
Total	**$500,000**	**$4,888,307**

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events as of the date of this report on which the financial statements were available to be issued. Based on this evaluation, no events or transactions have occurred subsequent to the balance sheet date that would require adjustment to or disclosure in the financial statements.

Appendix 4 – Material Information







◎ Goal

Illinois has introduced the Clean and Reliable Grid Act to expand clean energy, but early development steps like site control, environmental reviews, and permitting can be hard to finance because traditional lenders usually come in later. This issuer-level working-capital offering helps Enterprise Energy fund those early activities across a portfolio of Illinois community solar and battery storage projects so the pipeline can move toward construction financing. It also focuses on two goals: expanding access for Low- to Moderate-Income subscribers by aiming to provide savings relative to local utility rates, and strengthening grid resilience through planned battery storage that can support stability during periods of high demand.



📍 Minneapolis, MN

🔗

Enterprise Energy

Enterprise Energy is a community solar developer. The company takes a hands-on, personal approach to solar development, prioritizing a positive experience for landowners and strong communication with partners and host communities.

Team Members

Eric Pasi
Founder

Evan Carlson
Founder



Steve Chan
COO

Project Id: 00034

Loan Type: INTEREST_ONLY

Payment Cadence: MONTHLY

Interest: 9.5%

Term: 36 months

Goal: $ 500000

Investors: 0

Minimum Goal: $ 400000

Funded: $ 0

Project Timeline

Cancellation	3/8/2026, 11:59:00 AM
Funding	3/10/2026, 11:59:00 AM
Term Conversion (distributions start)	1/4/2027, 11:59:00 AM
Maturity (distributions end)	1/4/2029, 11:59:00 AM

(all times are local)

Financial Details

36-month interest-only loan that pays investors quarterly interest payments at an annual rate of 9.5%, scheduled for January 1, April 1, July 1, and October 1 following the funding date.

Financial Documents

No financial documents.

Payment Schedule

No payment schedule generated

✉ Impact Statement (shown in welcome email)

This offering supports Enterprise Energy as it advances a portfolio of community solar and battery storage projects in Illinois. The issuer-level loan covers early needs like site control, studies, permitting, and sponsor equity, helping projects for low to moderate income households move toward construction, bill savings potential, and stronger grid resilience.